iShares® Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, California 94105

May 20, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Stacie Gorman

Re:	iShares® S&P GSCI Commodity-Indexed Trust - Request for Withdrawal of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-237537)

Dear Ms. Gorman:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), iShares® Delaware Trust Sponsor LLC (the “Sponsor”) hereby requests the withdrawal of Pre-Effective Amendment No. 1 (Accession No. 0001437749-20-011309) to its registration statement on Form S-3 (File No. 333-237537), together with all exhibits filed therewith, filed on May 19, 2020 (the “Amendment”).

The Amendment was inadvertently filed under File Number 333-228958, instead of 333-237537. The Sponsor intends to promptly re-file the Amendment under File Number 333-237537.

The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment.

Sincerely, ishares® S&P GSCI commodity-indexed trust

By:	iShares® Delaware Trust Sponsor LLC, its sponsor

By:	/s/ Paul Lohrey
Paul Lohrey Chief Executive Officer, Principal Executive Officer, President

By:	/s/ Mary Cronin
Mary Cronin Chief Financial Officer, Principal Accounting Officer

cc:	Andrew M. Faulkner, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001